                       THE MERIDIAN RESOURCE CORPORATION
                        1401 ENCLAVE PARKWAY, SUITE 300
                              HOUSTON, TEXAS 77077

December 3, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis

     Re: The Meridian Resource Corporation
         Annual Report on Form 10-K for the fiscal year ended December 31, 2006 Filed March 15, 2007
         File No. 1-10671

Dear Ms. Davis:

     In its letter dated November 20, 2007, the staff ("Staff") of the Securities and Exchange Commission ("SEC") provided to The Meridian Resource Corporation (the "Company") comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "Comments").

     Set forth below are the responses of the Company to such Comments and proposed amendments to our 2006 Form 10-K after discussions with the Company's independent registered public accountants and our independent petroleum engineers. The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments. In addition, we are concurrently filing on EDGAR a separate letter responding to comments to our 2006 Form 10-K sent to us by the Staff by letter dated November 6, 2007.

Form 10-K for Fiscal Year Ended December 31, 2006

Engineering Comments

General

1. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

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Securities and Exchange Commission
December 3, 2007
Page 2


RESPONSE: We have supplementally provided to the Staff under separate cover an electronic copy of our reserve report as of December 31, 2006 as reviewed by T.J. Smith & Company, Inc.

Risk Factors, page 13

We are dependent on other operators who influence our productivity, page 17

2. Please revise your risk factors to be as specific to you as possible. We note that this risk factor appears to be applicable to any company in your industry. Therefore, please expand your disclosure to include the percentage of your production or reserves that are operated by other companies.

RESPONSE: We will expand the referenced risk factor to include the percentage of our 2006 production and reserves that was outside operated so that the risk factor would read in its entirety as follows:

WE ARE DEPENDENT ON OTHER OPERATORS WHO INFLUENCE OUR PRODUCTIVITY.

We have limited influence over the nature and timing of exploration and development on oil and natural gas properties we do not operate, including limited control over the maintenance of both safety and environmental standards. In 2006, 13% of our production and 23% of our reserves were outside operated. The operators of those properties may:

     - refuse to initiate exploration or development projects (in which case we may propose desired exploration or development activities);

     - initiate exploration or development projects on a slower schedule than we prefer; or

     - drill more wells or build more facilities on a project than we can adequately finance, which may limit our participation in those projects or limit our percentage of the revenues from those projects.

The occurrence of any of the foregoing events could have a material adverse effect on our anticipated exploration and development activities.

Our working interest owners face cash flow and liquidity concerns, page 17

3. To the extent that there are specific properties where you believe you will face this risk please disclose them and provide estimates of how you believe this will affect you. Please remove the language regarding enforcing your joint operating agreements which appears to mitigate this risk.

RESPONSE: We are not aware of any specific properties where a working interest owner faces liquidity problems that would result in a material adverse effect on any of our projects or on the Company as a whole. We believe, however, that the inclusion of the risk factor in general is appropriate. We have removed the sentence regarding enforcement of our joint operating agreements so that the risk factor would read in its entirety as follows:

OUR WORKING INTEREST OWNERS MAY FACE CASH FLOW AND LIQUIDITY CONCERNS.

If oil and natural gas prices decline, many of our working interest owners may experience liquidity and cash flow problems. These problems may lead to their attempting to delay the pace of drilling or project development in order to conserve cash. Any such delay may be detrimental to our projects. Some working interest owners may be unwilling or unable to pay their share of the project costs as they become due. A working interest owner may declare bankruptcy and refuse or be unable to pay its share of the project costs and we would be obligated to pay that working interest owner's share of the project costs.

4. Include a risk factor that explains that 3-D seismic is an interpretative tool that does not conclusively indicate that oil or gas reserves are either present or can be recovered economically. Also indicate that the use of 3-D seismic may increase finding costs.

RESPONSE: We will add a risk factor that would read in its entirety as follows:

OUR EXPLORATORY DRILLING PROJECTS ARE BASED IN PART ON SEISMIC DATA, WHICH IS COSTLY AND CANNOT ENSURE THE COMMERCIAL SUCCESS OF THE PROJECT.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies require greater predrilling expenditures than traditional drilling strategies, resulting in higher finding costs. Because of these factors, we could incur losses as a result of exploratory drilling expenditures. Poor results from exploration activities could have a material adverse effect on our future cash flows, ability to replace reserves and results of operations.

Operations Overview, page 22

Deep Archtop, page 23 and Oklahoma Hunton/Mississipppian Play, page 25

5. Please remove your disclosure of the reserve potential attributed to the prospects in St. Bernard Parish, Louisiana and in Garfield County, Oklahoma. See Instruction 5 of Item 102 of Regulation S-K.

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Securities and Exchange Commission
December 3, 2007
Page 3


RESPONSE: We will remove the referenced language so that the paragraph captioned
     "Deep Archtop" would read in its entirety as follows:

Deep Archtop. Upon completing the development potential of all sands in the Deep Archtop prospect, the Company began its marketing effort in mid-January 2007. Once completed, it began to prepare the project engineering design for drilling and estimated costs. The project is designed to test a Jurassic Cotton Valley four-way closure in the Biloxi Marshlands area of St. Bernard Parish Louisiana. This 30,000 foot prospect has over 14,400 acres of closure, imaged by 3-D seismic. The company will spend the coming year in pre-drill work, followed by 300-plus days to drill the well. The projected spud date for the well is early second quarter 2008 and will cost an estimated $60 million to drill. The shallow marshlands water location provides the potential for significant savings in drilling the test well and post development infrastructure. Similarly sized offshore projects typically cost much more and require longer periods of time to construct the necessary pipelines and production facilities. Meridian owns production facilities and pipelines in the immediate area. Meridian intends to retain and pay it share of approximately 20% working interest to the casing point in this well.

In addition, we will remove the referenced language so that the paragraphs captioned "Oklahoma Hunton/Mississippian Play" would read in their entirety as follows:

Oklahoma Hunton/Mississippian Play. The Oklahoma Hunton/Mississippian play is another in the Company's list of primary focus areas for growth. The Company has scheduled up to 13 wells in this play during 2007 which is located in Garfield County, Oklahoma, and has dedicated approximately 14% of its exploration and development budget for 2007 to this play. To date, the Company has completed the drilling of its first salt water disposal well and the first two gas wells in the Hunton section. Currently the Company is drilling its first Mississippian well in the play, which will be a horizontal well and is currently at approximately 7,600 feet MD. The Enterprise No. 7-1 and the Constellation 8-1 wells are awaiting completion of drilling operation of the Constellation 8-2 Mississippian well that is currently drilling from the same pad as the first three wells. The Enterprise 7-1 well reached its total depth of 8,000 feet MD, and is scheduled to be perforated and tested in the Hunton formation. Previously, the Constellation 8-1 well also reached total depth and is scheduled for testing in the near term.

Initially, it is anticipated that the Hunton wells will produce primarily water with small amounts of natural gas and gradually increase to commercial quantities of natural gas with less water over a period of months. The Company, which will operate the field, owns approximately 19,000 acres in the area. Meridian will own approximately 80-92% working interest.

Supplemental Oil and Gas Disclosures, page 70

Estimated Quantity of Proved Reserves, page 72

6. Please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

RESPONSE: We will revise the first paragraph of the section entitled "Estimated
     Quantity of Proved Reserves" to include the definition of proved reserves so that the section would read in its entirety as follows:

ESTIMATED QUANTITIES OF PROVED RESERVES

The following table sets forth the net proved reserves of the Company as of December 31, 2006, 2005 and 2004, and the changes therein during the years then ended. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. The reserve information was reviewed by T. J. Smith & Company, Inc., independent reservoir engineers, for 2006, 2005 and 2004. All of the Company's oil and natural gas producing activities are located in the United States.

                                                          Oil       Gas
                                                        (MBbls)    (MMcf)
                                                        -------   -------
Total Proved Reserves:
Balance at December 31, 2003                             7,892     98,469
   Production during 2004                               (1,270)   (27,839)
   Discoveries and extensions                              212     21,783
   Revisions of previous quantity estimates and other     (470)     8,586
                                                        ------    -------
Balance at December 31, 2004                             6,364    100,999
   Production during 2005                                 (882)   (20,490)
   Discoveries and extensions                              366     15,283
   Revisions of previous quantity estimates and other     (671)   (15,875)
                                                        ------    -------
Balance at December 31, 2005                             5,177     79,917
   Production during 2006                                 (859)   (18,170)
   Purchase of reserves in-place                            24      1,390
   Discoveries and extensions                              270      7,138
   Revisions of previous quantity estimates and other      124     (3,460)
                                                        ------    -------
Balance at December 31, 2006                             4,736     66,815
                                                        ======    =======
Proved Developed Reserves:
   Balance at December 31, 2003                          5,016     82,279
   Balance at December 31, 2004                          4,716     85,507
   Balance at December 31, 2005                          3,492     62,524
   Balance at December 31, 2006                          3,151     49,253

     In connection with responding to the Comments of the Staff above, we acknowledge that:

     - we are responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

     - we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 597-7040.

                                        Very truly yours,


                                        /s/ Lloyd V. DeLano
                                        ----------------------------------------
                                        Senior Vice President and Chief
                                        Accounting Officer